UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
October 11, 2011
Commission File Number: 333-171863
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Translation of registrant’s name into English)
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
EX-99.1

On October 11, 2011, Stratus Technologies Bermuda Holdings Ltd. (the “Company”) issued a press release announcing details of the conference call to be held October 13, 2011 regarding the Company’s financial results for the quarter ended August 28, 2011. A copy of the press release is attached as Exhibit 1 hereto.

Exhibits

Exhibit No.	Description

1	Press Release, dated October 11, 2011, issued by the Company.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD. (Registrant)
Date: October 11, 2011	By:	/s/ Robert C. Laufer
		Name:	Robert C. Laufer
		Title:	Vice President and Treasurer